COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

02060571

December 5, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

02 DEC 11

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

enclosure

dlw 12/18

02 DEC 11 AM 9:31

Klaus-Peter Müller
Chairman of the Board
of Managing Directors
Commerzbank AG
Frankfurt am Main

Autumn press conference
Frankfurt am Main
November 12, 2002

Remarks as prepared for delivery

Ladies and gentlemen,

This year, the renewed weakness of economic activity in Germany and equity prices falling on a previously unimaginable scale caused earnings to shrink at such an unexpected pace that it was very hard for us, on the other side, to register successes in our fight against overly high costs. You have already seen how this unequal struggle between earnings and costs, under which I also include provisioning, has affected our competitors, and we have also felt its impact on our own results.

The combination of all these adverse factors gave rise to sharp falls in market values and further rating downgrades for German banks. As only three banks now have a listing in Germany, negative reports, and consequently market sentiment, focused on their shares, not least on Commerzbank's. Coupled at times with absurd rumours, this led to dramatic plunges in equity prices in October. It was not until the Bundesbank and the German Financial Supervisory Authority confirmed that there were no grounds for fearing liquidity bottlenecks and a lack of stability that market participants regained confidence and revised at least some of their pessimistic views.

The wild speculations were also triggered by the frequently very complicated accounting rules, which are so difficult to understand and explain that even reputed analysts get confused. At the heart of all this lies the so-called revaluation reserve, an equity item required under IAS 39. Here the hidden reserves or hidden burdens represented by holdings in listed companies are shown. These are not gains or losses which are actually realized, but merely a balance-sheet item. It is not always realized that the revaluation reserve does not have any impact on the BIS capital ratios. The weak condition of the stock markets has caused this item to deteriorate considerably at all banks. Commerzbank is less affected here than its competitors.

German banks have adopted a serious and sober stance in facing up to this situation. All too often, unfortunately, facts and arguments are neglected which, with more careful analysis, indicate that banks have recognized the need for reforms and change and they are acting accordingly. Things are on the mend, and no one denies that much still remains to be done.

It is completely ridiculous to claim that Germany has a credit crunch along historical US lines. There is enough liquidity, even though – with risks increasing – there is no longer enough for everyone and at any price. It is equally absurd to compare the situation of German banks with that in Japan. Banks in Germany are not sitting on hundreds of billions in bad loans; there is no speculative bubble on the property market, nor any signs of deflation. Both relatively sound credit quality and banks' assets as well as the adjustment measures which they have introduced will carry them through the present difficult phase. Maybe they will even emerge from it stronger. It is wrong, therefore, to speak of a general banking crisis.

Cost-cutting offensive and fresh orientation in investment banking

However, I am not denying that German banks are experiencing a serious earnings and structural crisis. And as long as neither the real economy nor the financial sector show any signs of improvement, we primarily have to turn the cost-cutting screw.

At Commerzbank, for example, we began to make the first reductions in autumn 2000. Our cost-cutting offensive for the current year has ensured that our operating expenses were down by a solid 10% after nine months. Given the deterioration in the overall conditions from quarter to quarter, however, these measures are not enough. For this reason, we have launched our "cost-cutting offensive plus". Now that we have overhauled the domestic branch network and have now also resolved a restructuring of investment banking, we are focusing on the corporate centre. We are going to subject our head office in Frankfurt – i.e. the corporate centre and the staff and banking departments based there –, as well as the operative foreign units and our subsidiaries to very close scrutiny in order to identify inefficiencies, duplicated work and possible structural changes.

Various project teams are now working on this, each headed by a member of the Board. Their findings will be presented next spring. Our target is to reduce the Group's operating expenses substantially again to below €5bn next year. As I have already mentioned, the domestic branch network in Germany is not covered by the new project. Here, we have already made the necessary adjustments through the first cost-cutting offensive and the additional "Play to Win" programme. By year-end, we will have pruned our branch network by 200 offices to 727 and do not plan any further downsizing. However, we intend to test out other types of office than the existing branch offices in pilot projects.

In investment banking, we decided last week to discontinue our activities in New York, Prague, Singapore and Tokyo, or to restrict them to areas primarily related to corporate business and risk management. All told, we intend to shed at least 300 jobs in the front-office area and at least 150 corresponding back-office personnel. The measures I have mentioned represent potential annual savings of roughly €150m. The reductions are intended to produce stronger concentration on the needs of our German and European corporate customers.

Interim report as of September 30, 2002

Our figures as of September 30 were strongly influenced by the removal of Rheinhyp from the list of consolidated companies on July 31 of this year. This is the main reason why the Group's balance-sheet total has contracted to €424bn.

Despite the lower equity shown, the core capital ratio in accordance with BIS rose from 6.0% at end-2001 to 6.7% – due, among other things, to the deconsolidation of Rheinhyp. Our own funds ratio is now 11.5%, as against 10.3%. This is quite a respectable level by European standards. Perhaps these figures will put an end to speculation about a supposed shortage of equity or plans for a capital increase.

For the first time, we have included information on the liquidity ratio in our interim report. Principle II requires it to be at least 1.0. At Commerzbank, it stood at 1.22 on September 30; this translates into a liquidity surplus in the short-term bracket of around €28bn. So much for the malicious rumours of liquidity problems.

Now let's turn to the income statement. In the third quarter of this year, we achieved net interest income of €721m. Even though our average interest margin in domestic corporate lending widened further, which was encouraging, this was still €140m lower than in the previous quarter, largely as a result of the Rheinhyp transaction.

After earmarking €254m in the first quarter and €308m in the second for provisioning purposes, we set aside €436m for the third. The combined sum is roughly 75% higher than in the first nine months of 2001, and all told it represents 9/12 of the amount of just over €1.3bn which we currently expect for 2002 as a whole.

One of the obstinate claims in this connection is that Commerzbank, because of its strong *Mittelstand* orientation, is exposed to higher-than-average credit risks. Quite the opposite is the case. Not only in absolute terms but also relative to total lending, the loan losses in this segment are smaller than for large companies. Or to put it differently: we achieve far higher profitability in our business with *Mittelstand* firms than in corporate business as a whole. In fact, this year as well, our provisioning statistics reflect a number of major insolvencies – above all, Kirch Media and Babcock – for which we have formed sizeable value allowances. On the other hand, we were not involved at all in several prominent large-scale national and international bankruptcies, thanks not least to our modern risk-management practice. This year, our provisioning ratio – i.e. provisioning as a percentage of total lending – will be about 0.70%, compared with 0.39% in 2001. Even by national and international – and especially Anglo-Saxon – standards, too, this is an acceptably low level.

With net commission income of €501m in the third quarter, we earned a good €50m less than in the previous quarter. The bearish stock market was responsible for weaker revenues in securities and new issues business, and also in asset management. By contrast, we were able to raise commissions in the area of payments, guarantees and foreign commercial business.

In our proprietary trading, we show a plus of €36m for the third quarter. Increases were registered in dealing in interest-rate risks and also in foreign exchange, precious metals and foreign notes and coin, whereas trading in equities and equity derivatives produced a minus result.

The negative balance of €531m in the third quarter on our investments and securities portfolio reflects the weakness of the stock market. In addition, we did not want to arouse the false impression that earnings performance was positive with the income from Rheinhyp. For this reason, we have already subjected our investments to a strict impairment test rather than waiting until the end of the year. This test establishes whether a company's earnings performance and business outlook justify the book value that is shown or whether the investment is permanently impaired. If this is not the case, write-downs have to be made. We have made write-downs of €545m on our investments. By far the greater part relates to our 2% shareholding in T-Online. We have also made write-downs amounting to a euro figure in the triple-digit millions on various other securities portfolios.

Despite the successes of our cost-cutting offensive, we were unable to compensate fully for the sharp drop in earnings. In a year-on-year comparison, operating expenses fell by 9.9% to €3.9bn in the first nine months. As of September 30, we had a workforce of 37,176, compared with 40,391 a year earlier.

The income of €721m from the deconsolidation of Rheinhyp is included in the balance of other operating income and expenses. There were also some reversals of provisions. Overall, we show an amount of €853m under our Other operating result, which we have used to cover the special burdens represented by write-downs. This has strengthened us for the future.

After restructuring expenses of €32m for comdirect bank have been deducted, we achieved a pre-tax profit of €45m from January to September. For the third quarter alone, we show a negative pre-tax profit of €133m, as against -€279m in the same quarter of 2001.

Segment reporting reveals the following picture. In retail banking, we achieved a positive operating result of €53m again in the first nine months. The marginal decline from the second to the third quarter was due to the lower net commission income and higher provisioning. However, it was more or less offset by reduced administrative costs. We are on the right path here. By contrast, we incurred an operating loss of €118m in asset management. This includes amortization of goodwill in an amount of €62m.

At €522m, the corporate customers and institutions segment once again made the largest profit contribution. The marginal slackening in the third quarter is due to higher value allowances. In the securities area, we did not manage to achieve our targeted revenues on account of weaker commissions and trading results. Here we show an operating result of -€244m. Thanks to tax income and profit contributions from business passed on, however, the minus sum for the result based on internal accounting was reduced to €78m. Treasury continues to produce good figures. It managed to register higher earnings and lower costs than in the first two quarters. Its pre-tax profit reached €258m.

As I have already mentioned, the mortgage-bank segment still includes Rheinhyp up to July 31. As from August, the pro-rata result of the new Eurohypo, in which we hold a 34.57% interest, appears under Net interest income. This change makes comparison with the previous year difficult.

For the Group as a whole, the results for the first three quarters yield an after-tax return on equity of –0.7%. Without the amortization of goodwill, it stands at +0.4%. Due to cost reductions, the cost/income ratio before provisioning improved from 83.5% a year previously to 78.5%. I hardly need to stress that we are not satisfied with this result.

Outlook

How our business develops will largely depend upon the overall conditions. And these are anything but rosy. All the leading indicators suggest that economic performance will slacken off even more during the winter months. At present, there are simply too many unanswered questions. What will happen in Iraq? What consequences would a war have on the supply of crude oil and energy prices? Will the US economy slide into recession again, with the expected consequences for the rest of the world?

I personally do not think that the worst will happen, particularly since some of the adverse factors will gradually disappear. However, the necessary impulses are lacking for a proper upswing. No export boom is in sight such as we experienced at the end of the nineties. And at present European monetary policy is not prepared to adopt an expansionary stance in the form of

of Managing Directors and the Supervisory Board. We believe that we have introduced a sensible limit relating to the amount that is relevant for publication purposes; as a result, notification of transactions by members of the Bank's boards is required only if these exceed an amount of €25,000 within 30 days. The second point of deviation from the recommendations stems from an internal arrangement. Under this ruling, it is the Bank's risk committee rather than its audit committee which deals with risk-management issues.

I think it is very important to emphasize that implementation of the code is not a formal duty for us. Rather, it is a substantial element in a business policy geared to achieving a sustainable improvement in the company's value.

I said at the start of my remarks that things are already on the mend at Commerzbank even though very much still remains to be done. I hope that my comments have made that clear. It seems that there is no standard recipe for the successful bank. Each institution has to work to improve its own specific business model. For us, this means eradicating the weaknesses and developing our strengths. Only in this way can we be successful.

November 12, 2002

Commerzbank's interim report of September 30, 2002
Rheinhyp income used for write-downs on investments;
core capital ratio rises to 6.7%; cuts in investment banking

The Commerzbank Group is posting a result on ordinary activities (before restructuring expenses) of minus 101m euros for the third quarter of 2002 (previous year: -279m euros). For the January-September period, a positive pre-tax profit of 45m euros remains. The quarterly result was dominated by non-recurring income of 721m euros from the deconsolidation of the former Rheinische Hypothekenbank. However, this was not used to boost profits but rather to cover write-downs on investments and securities, following impairment tests.

Provisioning was increased to 436m euros in the third quarter. For the year as a whole, the Board of Managing Directors expects a need for value allowances in the order of just over 1.3bn euros. In view of the extreme market volatility, they see no point in forecasting the result for 2002 as a whole. The bank's cost-cutting offensive is proceeding according to plan: after nine months, operating expenses were already 9.9% lower than a year previously.

Due in part to the deconsolidation of Rheinhyp, the core capital ratio (BIS) improved substantially to 6.7%. The bank's overall own funds ratio now stands at 11.5%.

In order to bring investment-banking capacity into line with lower demand, the Board of Managing Directors has resolved to scale down the relevant activities considerably in overseas financial centres. This will affect roughly a quarter of the staff in investment banking. In the related back-office areas, at least 150 jobs will be shed.

Key income statements items

In million euros

	Jan-Sept. 02	Jan-Sept. 01	3rd qtr 02	3rd qtr 01
Net interest income:	2,455*	2,693	721*	859
Provisioning:	-998	-571	-436	-242
Net commission income:	1,630	1,785	501	569
Trading profit:	453	660	36	58
Result on investments/ securities:	-379	105	-531	-74
Other operating result	853	-42	858	-5
Operating expenses	3,935	4,368	1,229	1,459

Pre-tax profit	45	290	-133	-279

*) as from August 1, 2002: without Rheinhyp

The report is available on the internet at:
http://www.commerzbank.com/aktionaere/konzern/zb021112

interim report
as of september 30, 2002

COMMERZBANK



highlights of commerzbank group

	1.1.–30.9.2002	1.1.–30.9.2001
Income statement		
Pre-tax profit (€ m)	45	290
Net after-tax loss/profit (€ m)	–55	111
After-tax earnings per share (€)	–0.10	0.21
After-tax return on equity[1] (%)	–0.7	1.2
Cost/income ratio before provisioning (%)	78.5	83.5
	30.9.2002	**31.12.2001**
Balance sheet		
Balance-sheet total (€ bn)	424.4	501.3
Risk-weighted assets according to BIS (€ bn)	178.0	203.6
Equity (€ bn)	8.8	11.8
Own funds (€ bn)	19.4	23.6
BIS capital ratios		
Core capital ratio (%, excluding market-risk position)	7.1	6.2
Core capital ratio (%, including market-risk position)	6.7	6.0
Own funds ratio (%)	11.5	10.3
	30.9.2002	**30.9.2001**
Commerzbank share		
Number of shares outstanding[2] (million units)	528.3	535.7
Share price (€, 1.1.–30.9.) high	21.50	33.60
low	5.30	14.08
Book value per share (€)	16.60	22.85
Market capitalization (€ bn)	3.6	9.8
Staff		
Germany	29,527	32,666
Abroad	7,649	7,725
Total	37,176	40,391
Short/long-term rating		
Moody's Investors Service, New York	P-1/A1	P-1/A1
Standard & Poor's, New York	A-1/A[3]	A-1/A+
Fitch IBCA, London	F1/A	F1/A+

1) annualized; 2) after deduction of treasury shares; 3) since October 8, 2002: A-2/A-

The figures contained in this report are unaudited.

interim report as of september 30, 2002

To our shareholders

This autumn, the mood of the business community and the financial markets is one of disappointment and uncertainty. The failure, contrary to expectations in the early part of the year, of economic performance worldwide to pick up has been noted with disappointment. Despite an expansionary monetary policy and fiscal stimuli in some cases, economic activity has lacked momentum. During the winter months, the pace of expansion will probably be even somewhat slower. The great uncertainty stems, for one thing, from persistent speculation about a war in Iraq and the upward pressure that this would exert on the price of crude oil. For another, share prices registered a surprisingly sharp decline up to the start of October and are still well below their low level immediately after September 11, 2001.

In this difficult phase for business and the financial markets, economic policy faces an especially great challenge to strengthen the confidence of companies and households as regards the future. For Germany and for the euro-zone as a whole, this would mean abandoning a policy of rising government spending, as this always leads to a higher burden of taxes and social-security contributions, or poses a threat to the solidity of the public finances, and ultimately to the stability of the euro. In addition, it must be recognized at long last that the great challenges of the future can only be mastered by a policy of higher economic growth and employment.

Commerzbank Group's balance-sheet total at around €425bn

As of July 31, we removed Rheinhyp and its subsidiaries from the list of consolidated companies as it was merged with the new Eurohypo. This caused the Commerzbank Group's balance-sheet total to contract substantially; on September 30, it stood at €424.4bn, 15.3% lower than at end-2001.

Despite the Bank's lower equity due to the revaluation reserve, its core capital ratio in accordance with BIS rose from 6.0% at end-2001 to 6.7% – not least due to the deconsolidation of Rheinhyp. Our own funds ratio is 11.5%, compared with 10.3%.

We have now included information on the liquidity ratio in the notes to the interim report. Pursuant to Principle II of the German Banking Act (KWG), it has to be at least 1.0. At the Parent Bank, it stood at 1.22 as of September 30; this translates into a liquidity surplus of around €28bn in the short-term bracket.

Earnings performance unsatisfactory

Our business continues to be dominated by a combination of various adverse factors. For one hand, there has been no improvement in the mood on the stock markets. For another, the unchanged weak condition of the economy is causing us ever greater headaches.

Within the Commerzbank Group, we achieved net interest income of €721m in the third quarter of 2002; even though our average interest margin widened further, this figure was still €140m down on the previous quarter. The decline is mainly attributable to the deconsolidation of Rheinhyp. But here as well the generally low interest-rate level squeezed earnings from the management of deposits.

Weak economic activity had an especially strong impact on our provisioning. After earmarking €254m and €308m for this purpose in the first and second quarters, respectively, we set aside €436m for the third; overall, this represents 9/12 of the provisioning of just over €1.3bn currently expected for 2002 as a whole.

With net commission income of €501m, we earned roughly €50m less in the third quarter than in the second. The stock-market situation was responsible for weaker revenues in securities and new issues business as well as in asset management. By contrast, we managed to raise commissions in the area of payments, guarantees and foreign commercial business.

In the third quarter, the net result on hedge accounting fell to a minus of €21m, as against a plus of €51m in the second quarter.

In proprietary trading, we earned €313m in the first quarter, and €104m in the second. For the third quarter, we achieved no more than €36m; there was respectable growth in the profits from dealing in interest-rate risks and also in foreign exchange, precious metals and foreign notes and coin, whereas trading in equities and other price risks registered a minus of €125m.

The unabated weakness of the stock market is also reflected in the net result on the investments and securities portfolio, which reveals a negative balance of €531m in the third quarter. We have subjected our investments to an impairment test and have made write-downs on a substantial scale for some holdings. An impairment test is used to examine whether a company's earnings performance and business outlook justify its book value or whether the investment is permanently impaired. If this is the case, write-downs become necessary.

We expect to conclude negotiations to sell our asset-management subsidiary Montgomery before year-end. On the other hand, we decided in August not to dispose of Jupiter International Group, as originally intended, but rather to integrate it more strongly into our Continental European sales network. Under present market conditions, it was impossible to realize a price that would have represented the company's true value and business potential. The company continues to generate a profit.

Cost-cutting offensive continues to make an impact
Commerzbank Group


39,463
40,067
40,391
39,481
38,665
38,017
37,176
1,430
1,479
1,459
1,487
1,398
1,308
1,229
31.3.2001
30.6.2001
30.9.2001
31.12.2001
31.3.2002
30.6.2002
30.9.2002
Staff (end-quarter figures)
Operating expenses in € m

Cost-cutting offensive to be maintained

We were unable to compensate fully for the sharp drop in earnings by means of our systematic cost management. However, we will achieve our target of holding operating expenses below €5.5bn in 2002. In the first nine months, they were €433m down on a year previously, at €3.9bn. Personnel expenses fell by 10.3% to €2.1bn; our overall workforce on September 30 was 37,176, compared with 40,391 a year earlier. Other operating expenses were 13.6% lower in a year-on-year comparison at €1.4bn. However, current depreciation on office equipment and buildings rose by 5.8% to €459m.

In view of the persistently difficult earnings situation, we have launched a second cost-cutting offensive, designed to produce structural changes at head office, and also at our subsidiaries and foreign units. The results will be presented next spring.

In investment banking, too, we have established new emphases. We have decided to terminate our investment-banking activities in New York, Prague, Singapore and Tokyo, or to restrict them to areas related to corporate business and risk management. These measures will remove about 25% of the jobs in investment banking. Further savings on personnel and other costs will be realized in back-office functions. In this way, the Bank is underlining its focus in investment banking as well on business with corporate customers and institutions.

In the third quarter, the balance of other income and expenses included the income of €721m from the deconsolidation of Rheinhyp. All told, an amount of €853m appears here for the first nine months, as against -€42m a year previously.

After restructuring expenses of €32m for comdirect bank have been deducted, we achieved a pre-tax profit of €45m from January to September. Thanks to the income from the Rheinhyp transaction, we were able to bear substantial special burdens in the form of provisioning and write-downs. The balance this quarter is a negative amount of €133m, compared with -€279m in the same quarter of 2001.

Business lines reveal uneven development
In retail banking, we achieved a positive operating result of -€53m in the first nine months of this year. By contrast, we incurred an operating loss of -€118m in asset management. This includes amortization of goodwill in an amount of €62m. However, the profit contribution of €125m from business passed on gave rise to a positive result based on internal accounting of €8m.

At €522m, the corporate customers and institutions segment once again made the largest profit contribution. The marginal slackening in the third quarter is attributable to higher value allowances.

In the securities area, we did not manage to achieve the revenues that had been targeted. For this reason, an operating result of -€244m appears here. Thanks to tax income and profit contributions from business passed on, though, we registered no more than a minus of €78m for the result based on internal accounting.

Treasury continues to produce good figures. Revenues were slightly higher than a year earlier; the pre-tax profit reached €258m.

The mortgage banks segment includes Rheinhyp with its income and expenses up to July 31, 2002. As from August 2002, the pro-rata result of the new Eurohypo, in which we hold a 34.57% interest, is shown under Net interest income. This change makes comparison difficult. In the first nine months of this year, an operating result of €213m was generated here.

Outlook
In the fourth quarter, we will form further provisions for restructuring expenses for the measures of the second cost-cutting offensive which will then be foreseeable. In view of the volatility of the markets, we do not think it reasonable to issue a forecast for the year as a whole.

In September, our Bank was the object of a wave of absurd and ridiculous rumours. Our shareholders, our business associates and our employees did not allow themselves to be distracted by such reports. We are grateful to them on this account.

Frankfurt am Main, November 2002
The Board of Managing Directors

Declaration of compliance with the International Accounting Standards (IAS) and German Accounting Standard no. 6 (GAS 6)

Accounting principles

Within the Commerzbank Group, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB for our consolidated financial statements. The present interim report was prepared pursuant to IAS 34 for the Commerzbank Group as of September 30, 2002, in accordance with the IASs published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC). With one exception, the same accounting and measurement methods were employed in preparing this interim report and in calculating the comparable year-earlier figures as for the 2001 consolidated financial statements and in the corresponding year-ago period. We no longer recognize and measure securities-lending transactions as claims or liabilities. In other words, we show securities lent to third parties under our securities portfolio and we no longer include borrowed securities in our balance sheet, but rather in a subsidiary ledger. This in no way affects the income statement. As the differences were not material, the year-ago figures have not been adjusted.

Deviating from the interim report as of September 30, 2001, we have adjusted the comparable figures for the first nine months of 2001 to the information provided in our annual report for 2001, through the first-time application of IAS 39.

This interim report also meets the provisions of GAS 6 on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

In the third quarter of 2002, Rheinische Hypothekenbank Aktiengesellschaft and its consolidated subsidiaries Rheinhyp Bank Europe and Rheinhyp Finance as well as Rheinhyp-BRE Bank Hipoteczny were removed from the list of consolidated companies following the merger of Rheinhyp with Eurohypo. Both Eurohypo and Rheinhyp-BRE are shown at equity on a pro-rata basis in the present figures.

The main effects of the deconsolidation of the Rheinhyp Group:

	€ bn
Consolidated balance-sheet total	–82
Claims on banks and customers	–63
Investments and securities portfolio	–17
Liabilities to banks and customers	–24
Securitized liabilities	–54
Risk-weighted assets	–22

In addition, ADIG, Commerzbank Investment Management and Commerz Asset Managers were merged in the third quarter of 2002 and their activities were continued under the name of COMINVEST Asset Management GmbH. This merger had no impact on the consolidated balance sheet.

consolidated income statement

	Notes	1.1.–30.9.2002 €m	1.1.–30.9.2001 € m	Change in %
Net interest income	(1)	2,455	2,693	–8.8
Provision for possible loan losses	(2)	–998	–571	74.8
Net interest income after provisioning		1,457	2,122	–31.3
Net commission income	(3)	1,630	1,785	–8.7
Net result on hedge accounting		–2	28	·
Trading profit	(4)	453	660	–31.4
Net result on investments and securities portfolio	(5)	–379	105	·
Other operating result	(6)	853	–42	·
Operating expenses	(7)	3,935	4,368	–9.9
Profit from ordinary activities before restructuring expenses		**77**	**290**	**–73.4**
Restructuring expenses		32	–	·
Profit from ordinary activities after restructuring expenses		**45**	**290**	**–84.5**
Extraordinary profit		–	–	–
Pre-tax profit		**45**	**290**	**–84.5**
Taxes on income		38	108	–64.8
After-tax profit		**7**	**182**	**–96.2**
Profit/loss attributable to minority interests		–62	–71	–12.7
Net loss/profit		**–55**	**111**	·

In order to calculate basic earnings per share, the consolidated net loss/profit of -€55m (30.9.2001: €111m) for the period under review was divided by the average number of shares outstanding during this period of 534.4m (30.9.2001: 536.5m).

	1.1.–30.9.2002 €	1.1.–30.9.2001 €
Earnings per share	–0.10	0.21

As in the year-ago period, no exercisable conversion or option rights were outstanding per September 30, 2002. No diluted earnings per share had to be calculated, therefore.

Consolidated income statement (quarter-on-quarter comparison)

€ m	3rd quarter 2002	2nd quarter 2002	1st quarter 2002	4th quarter 2001	3rd quarter 2001	2nd quarter 2001	1st quarter 2001
Net interest income	721	861	873	888	859	929	905
Provision for possible loan losses	–436	–308	–254	–356	–242	–177	–152
Net interest income after provisioning	285	553	619	532	617	752	753
Net commission income	501	554	575	482	569	603	613
Net result on hedge accounting	–21	51	–32	35	15	11	2
Trading profit	36	104	313	537	58	290	312
Net result on investments and securities portfolio	–531	60	92	114	–74	50	129
Other operating result	858	11	–16	–178	–5	19	–56
Income	*1,128*	*1,333*	*1,551*	*1,522*	*1,180*	*1,725*	*1,753*
Operating expenses	1,229	1,308	1,398	1,487	1,459	1,479	1,430
Profit from ordinary activities before restructuring expenses	**–101**	**25**	**153**	**35**	**–279**	**246**	**323**
Restructuring expenses	32	–	–	282	–	–	–
Profit from ordinary activities after restructuring expenses	**–133**	**25**	**153**	**–247**	**–279**	**246**	**323**
Extraordinary profit	–	–	–	–	–	–	–
Pre-tax profit	**–133**	**25**	**153**	**–247**	**–279**	**246**	**323**
Taxes on income	–20	6	52	–222	–104	92	120
After-tax profit	**–113**	**19**	**101**	**–25**	**–175**	**154**	**203**
Profit/loss attributable to minority interests	–16	–17	–29	16	–16	–28	–27
Consolidated net loss/profit	**–129**	**2**	**72**	**–9**	**–191**	**126**	**176**

consolidated balance sheet

Assets	Notes	30.9.2002 € m	31.12.2001 € m	Change in %
Cash reserve		3,713	7,632	-51.3
Claims on banks	(9, 11)	59,284	63,392	-6.5
Claims on customers	(10,11)	163,833	220,315	-25.6
Provision for possible loan losses	(12)	-5,449	-5,648	-3.5
Positive fair values from derivative hedging instruments		3,005	3,868	-22.3
Assets held for dealing purposes	(13)	107,520	95,826	12.2
Investments and securities portfolio	(14)	85,622	104,455	-18.0
Intangible assets	(15)	1,767	1,484	19.1
Fixed assets	(16)	3,055	3,374	-9.5
Tax assets		1,148	3,618	-68.3
Other assets	(17)	908	2,996	-69.7
Total		**424,406**	**501,312**	**-15.3**

Liabilities and equity	Notes	30.9.2002 € m	31.12.2001 € m	Change in %
Liabilities to banks	(18)	110,995	109,086	1.7
Liabilities to customers	(19)	99,523	116,398	-14.5
Securitized liabilities	(20)	104,753	190,670	-45.1
Negative fair values from derivative hedging instruments		5,108	5,381	-5.1
Liabilities from dealing activities	(21)	78,210	47,836	63.5
Provisions	(22)	3,270	3,356	-2.6
Tax liabilities		471	2,098	-77.6
Other liabilities	(23)	2,684	2,859	-6.1
Subordinated capital	(24)	9,293	10,524	-11.7
Minority interests		1,329	1,344	-1.1
Equity of Commerzbank Group		8,770	11,760	-25.4
Subscribed capital		1,374	1,394	-1.4
Capital reserve		6,190	6,197	-0.1
Retained earnings		3,595	4,046	-11.1
Revaluation reserve		-1,282	189	.
Measurement of cash flow hedges		-1,045	-397	.
Reserve arising from currency translation		-7	114	.
2001 net profit[1]		–	217	.
Consolidated net loss 1.1.–30.9.2002		-55	–	.
Total		**424,406**	**501,312**	**-15.3**

1) after withdrawal from retained earnings.

1.1.–30.9.2002 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury	Mortgage banking	Others/ consolidation	Total
Net interest income	870	–8	1,478	46	240	366	–537	2,455
Provision for possible loan losses	–145	–	–763	–	–	–90	–	–998
Net interest income after provisioning	725	–8	715	46	240	276	–537	1,457
Net commission income	681	329	575	114	–13	–29	–27	1,630
Net result on hedge accounting	–	0	–2	0	25	–25	–	–2
Trading profit	0	–12	36	281	199	–6	–45	453
Net result on investments and securities portfolio	1	13	32	1	26	90	–542	–379
Other operating result	9	–62	122	3	–1	8	774	853
Income, total	*1,416*	*260*	*1,478*	*445*	*476*	*314*	*–377*	*4,012*
Operating expenses	1,363	378	956	689	218	101	230	3,935
Profit from ordinary activities before restructuring expenses	**53**	**–118**	**522**	**–244**	**258**	**213**	**–607**	**77**
Restructuring expenses	32	–	–	–	–	–	–	32
Profit from ordinary activities after restructuring expenses	**21**	**–118**	**522**	**–244**	**258**	**213**	**–607**	**45**
Taxes on income	9	–8	180	–87	96	83	–235	38
After-tax profit	**12**	**–110**	**342**	**–157**	**162**	**130**	**–372**	**7**
Profit/loss attributable to minority interests	8	–7	–19	–	–	–44	–	–62
Consolidated loss/profit	**20**	**–117**	**323**	**–157**	**162**	**86**	**–372**	**–55**
Profit contribution from business passed on	5	125	38	79	21	–	–268	0
Result based on internal accounting	**25**	**8**	**361**	**–78**	**183**	**86**	**–640**	**–55**
Average equity tied up	**1,423**	**497**	**5,154**	**1,066**	**460**	**1,647**	**886**	**11,133**
Return on equity[1] (%)	**2.3**	**2.1**	**9.3**	**–9.8**	**53.0**	**7.0**	**·**	**–0.7**
Cost/income ratio (%)	**87.3**	**145.4**	**42.7**	**154.8**	**45.8**	**25.0**	**·**	**78.5**

1) annualized

1.1.–30.9.2001 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury and foreign exchange	Mortgage banking	Others/ consolidation	Total
Net interest income	843	40	1,562	31	321	425	–529	2,693
Provision for possible loan losses	–73	–	–416	–	–	–82	–	–571
Net interest income after provisioning	770	40	1,146	31	321	343	–529	2,122
Net commission income	716	395	556	171	–40	–26	13	1,785
Net result on hedge accounting	0	–	–6	–	11	23	–	28
Trading profit	1	11	45	456	187	8	–48	660
Net result on investments and securities portfolio	–10	–45	56	–	–12	1	115	105
Other operating result	6	–63	48	0	0	5	–38	–42
Income, total	*1,483*	*338*	*1,845*	*658*	*467*	*354*	*–487*	*4,658*
Operating expenses	1,545	432	1,100	768	181	114	228	4,368
Profit from ordinary activities	**–62**	**–94**	**745**	**–110**	**286**	**240**	**–715**	**290**
Taxes on income	–26	–14	253	–40	103	86	–254	108
After-tax profit	**–36**	**–80**	**492**	**–70**	**183**	**154**	**–461**	**182**
Profit/loss attributable to minority interests	20	–15	–33	–	–	–43	–	–71
Consolidated loss/profit	**–16**	**–95**	**459**	**–70**	**183**	**111**	**–461**	**111**
Profit contribution from business passed on	6	112	49	32	43	–	–242	0
Result based on internal accounting	**–10**	**17**	**508**	**–38**	**226**	**111**	**–703**	**111**
Average equity tied up	**1,382**	**470**	**5,859**	**1,262**	**659**	**1,206**	**1,315**	**12,153**
Return on equity[1] (%)	**–1.0**	**4.8**	**11.6**	**–4.0**	**45.7**	**12.3**	**·**	**1.2**
Cost/income ratio (%)	**99.3**	**127.8**	**48.7**	**116.7**	**38.8**	**26.1**	**·**	**83.5**

1) annualized

The following breakdown shows the net income and expense items, by geographical market. The figures are assigned according to the seat of the branches or consolidated companies.

1.1.–30.9.2002 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consoli-dation	**Total**
Net interest income after provisioning	837	260	242	111	7	–	1,457
Net commission income	1,014	374	174	65	3	–	1,630
Net result on hedge accounting	–22	20	0	0	–	–	–2
Trading profit	445	–23	16	12	3	–	453
Net result on investments and securities portfolio	–439	49	9	2	–	–	–379
Other operating result	851	19	–5	–4	0	–8	853
Operating expenses	2,865	718	238	119	3	–8	3,935
Profit from ordinary activities	**–179**	**–19**	**198**	**67**	**10**	–	**77**

1.1.–30.9.2001 € m	Germany	Europe (excluding Germany)	America	Asia	Africa	Consoli-dation	**Total**
Net interest income after provisioning	1,488	484	125	18	7	–	2,122
Net commission income	1,141	419	163	59	3	–	1,785
Net result on hedge accounting	29	–4	3	–	–	–	28
Trading profit	467	125	56	10	2	–	660
Net result on investments and securities portfolio	27	44	32	2	0	–	105
Other operating result	43	–33	–10	–1	0	–41	–42
Operating expenses	3,174	815	274	142	4	–41	4,368
Profit from ordinary activities	**21**	**220**	**95**	**–54**	**8**	–	**290**

Notes to the balance sheet

(9) Claims on banks

	30.9.2002 € m	31.12.2001 € m	Change in %
due on demand	22,090	13,825	59.8
other claims	37,194	49,567	–25.0
with a remaining lifetime of			
less than three months	13,250	28,836	–54.1
more than three months, but less than one year	15,602	10,458	49.2
more than one year, but less than five years	4,130	3,996	3.4
more than five years	4,212	6,277	–32.9
Total	**59,284**	**63,392**	**–6.5**
of which: reverse repos	20,827	19,196	8.5

(10) Claims on customers

	30.9.2002 € m	31.12.2001 € m	Change in %
with indefinite remaining lifetime	29,551	17,096	72.9
other claims	134,282	203,219	–33.9
with a remaining lifetime of			
less than three months	38,970	48,356	–19.4
more than three months, but less than one year	12,397	19,880	–37.6
more than one year, but less than five years	32,554	47,960	–32.1
more than five years	50,361	87,023	–42.1
Total	**163,833**	**220,315**	**–25.6**
of which: reverse repos	12,444	13,944	–10.8

(11) Total lending

	30.9.2002 € m	31.12.2001 € m	Change in %
Loans to banks[1]	10,392	15,725	–33.9
Claims on customers	163,833	220,315	–25.6
Bills discounted	368	428	–14.0
Claims not originated by the Bank[2]	20,877	18,852	10.7
less reverse repos	14,844	15,578	–4.7
Total	**180,626**	**239,742**	**–24.7**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(18) Liabilities to banks

	30.9.2002 € m	31.12.2001 € m	Change in %
due on demand	20,512	13,991	46.6
with remaining lifetime of	90,483	95,095	–4.8
less than three months	46,818	59,233	–21.0
more than three months, but less than one year	28,287	18,603	52.1
more than one year, but less than five years	5,034	6,255	–19.5
more than five years	10,344	11,004	–6.0
Total	**110,995**	**109,086**	**1.7**
of which: repos	20,140	16,884	19.3

(19) Liabilities to customers

	30.9.2002 € m	31.12.2001 € m	Change in %
Savings deposits	10,770	10,704	0.6
with agreed period of notice of			
three months	9,943	9,773	1.7
more than three months	827	931	–11.2
Other liabilities to customers	88,753	105,694	–16.0
due on demand	42,419	36,589	15.9
with agreed remaining lifetime of	46,334	69,105	–33.0
less than three months	32,655	47,352	–31.0
more than three months, but less than one year	5,172	4,015	28.8
more than one year, but less than five years	3,500	6,203	–43.6
more than five years	5,007	11,535	–56.6
Total	**99,523**	**116,398**	**–14.5**
of which: repos	10,523	10,597	–0.7

(20) Securitized liabilities

	30.9.2002 € m	31.12.2001 € m	Change in %
Bonds and notes outstanding	82,154	144,081	–43.0
Money-market instruments outstanding	22,175	46,258	–52.1
Own acceptances and promissory notes outstanding	424	331	28.1
Total	**104,753**	**190,670**	**–45.1**

Remaining lifetimes	30.9.2002 € m	31.12.2001 € m	Change in %
due on demand	44	24	83.3
with agreed remaining lifetime of	104,709	190,646	–45.1
less than three months	20,534	35,554	–42.2
more than three months, but less than one year	30,513	42,955	–29.0
more than one year, but less than five years	36,053	72,099	–50.0
more than five years	17,609	40,038	–56.0
Total	**104,753**	**190,670**	**–45.1**

(21) Liabilities from dealing activities

	30.9.2002 € m	31.12.2001 € m	Change in %
Foreign currency-based forward transactions	8,282	8,357	–0.9
Interest-based forward transactions	55,900	28,264	97.8
Delivery commitments arising from short sales of securities	7,143	4,954	44.2
Other forward transactions	6,885	6,261	10.0
Total	**78,210**	**47,836**	**63.5**

(22) Provisions

	30.9.2002 € m	31.12.2001 € m	Change in %
Provisions for pensions and similar commitments	1,580	1,499	5.4
Other provisions	1,690	1,857	–9.0
Total	**3,270**	**3,356**	**–2.6**

(23) Other liabilities

	30.9.2002 € m	31.12.2001 € m	Change in %
Effects of measuring hedged subordinated capital items	761	230	·
Deferred interest expenses for subordinated capital	158	381	–58.5
Sundry liabilities, including deferred items	1,765	2,248	–21.5
Total	**2,684**	**2,859**	**–6.1**

(24) Subordinated capital

	30.9.2002 € m	31.12.2001 € m	Change in %
Subordinated liabilities	6,905	8,011	–13.8
Profit-sharing rights outstanding	2,388	2,513	–5.0
Total	**9,293**	**10,524**	**–11.7**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	30.9.2002 € m	31.12.2001 € m	Change in %
Core capital	11,889	12,187	–2.4
Supplementary capital	8,035	8,245	–2.5
Total liable capital	**19,924**	**20,432**	**–2.5**
Tier III capital	626	466	34.3
Eligible own funds	**20,550**	**20,898**	**–1.7**

as of 30.9.2002	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	110,915	7,270	–	13,467	–	–	131,652
Traditional off-balance-sheet business	4,532	18,205	13	930	457	49	24,186
Derivatives business in investment portfolio	–	3,798	–	7,366	–	–	11,164
Risk-weighted assets, total	**115,447**	**29,273**	**13**	**21,763**	**457**	**49**	**167,002**
Risk-weighted market-risk position multiplied by 12.5							10,950
Total items to be risk-weighted							177,952
Liable capital							19,924
Eligible own funds							20,550
Core capital ratio (excluding market-risk position)							7.1
Core capital ratio (including market-risk position)							6.7
Own funds ratio (including market-risk position)							11.5

The deconsolidation of Rheinhyp and its subsidiaries has led to a decline in risk-weighted assets of roughly €22bn. As a result, the Commerzbank Group's core capital was reduced by about €0.4bn, while eligible supplementary capital decreased by about €0.4bn with the integration of the Rheinhyp companies into Eurohypo.

as of 31.12.2001	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	129,229	13,973	–	14,078	–	–	157,280
Traditional off-balance-sheet business	4,060	21,189	199	881	679	60	27,068
Derivatives business in investment portfolio	–	5,900	–	5,195	–	–	11,095
Risk-weighted assets, total	**133,289**	**41,062**	**199**	**20,154**	**679**	**60**	**195,443**
Risk-weighted market-risk position multiplied by 12.5							8,163
Total items to be risk-weighted							203,606
Liable capital							20,432
Eligible own funds							20,898
Core capital ratio (excluding market-risk position)							6.2
Core capital ratio (including market-risk position)							6.0
Own funds ratio (including market-risk position)							10.3

(26) Liquidity ratio

The liquidity ratio of the Parent Bank in accordance with Principle II was 1.22 at end-September (31.12.2001: 1.18). This was 22% higher than the minimum level of 1.0. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €28bn.

(27) Off-balance-sheet commitments

	30.9.2002 € m	31.12.2001 € m
Contingent liabilities	30,993	31,016
from rediscounted bills of exchange credited to borrowers	37	21
from guarantees and indemnity agreements	30,956	30,995
Irrevocable lending commitments	54,399	71,511
Other commitments	107	130

Provisioning for off-balance-sheet commitments has been reduced by the relevant items.


COMMERZBANK

interim report as of june 30, 2002

COMMERZBANK



highlights of commerzbank group

	1.1.–30.6.2002	1.1.–30.6.2001
Income statement		
Pre-tax profit (€ m)	178	569
Net profit (€ m)	74	302
Earnings per share (€)	0.14	0.56
After-tax return on equity[1] (%)	1.3	5.2
Cost/income ratio before provisioning (%)	78.5	76.4
	30.6.2002	**31.12.2001**
Balance sheet		
Balance-sheet total (€ bn)	487.5	501.3
Risk-weighted assets according to BIS (€ bn)	199.3	203.6
Equity (€ bn)	10.4	11.8
Own funds (€ bn)	21.9	23.6
BIS capital ratios		
Core capital ratio (%, excluding market-risk position)	6.2	6.2
Core capital ratio (%, including market-risk position)	5.9	6.0
Own funds ratio (%)	10.5	10.3
	30.6.2002	**30.6.2001**
Commerzbank share		
Number of shares outstanding[2] (million units)	531.6	540.0
Share price (€, 1.1.–30.6.) high	21.50	33.60
low	14.75	28.02
Book value per share (€)	19.64	23.24
Market capitalization (€ bn)	8.2	16.2
Staff		
Germany	30,462	32,331
Abroad	7,555	7,736
Total	38,017	40,067
Short/long-term rating		
Moody's Investors Service, New York	P-1/A1	P-1/AA3
Standard & Poor's, New York	A-1/A	A-1/A+
Fitch IBCA, London	F1/A	F1/A+

1) annualized; 2) after deduction of treasury shares

The figures contained in this report are unaudited.

interim report as of june 30, 2002

To our shareholders

At mid-year, the picture of a worldwide economic recovery is still rather clouded. GDP has certainly overcome last year's weakness. In Western Europe, economic performance has even managed to gather a little momentum. However, the dramatic collapse of equity prices and the marked appreciation of the euro are weighing upon the mood of business. All in all, though, the fall of prices on the stock market does not herald a renewed slide into recession. Rather, it is the expression of an ongoing revaluation and at the same time the consequence of a serious undermining of investors' confidence, which originated in the United States. A stabilizing influence is being exerted by low long-term interest rates and the fact that central banks on both sides of the Atlantic have postponed their plans to raise interest rates.

A mild economic recovery will not be felt before the final quarter. A more confident mood, which is needed for rising equity prices, will also depend upon the reforms to be expected after the German elections.

Slight decline in the Commerzbank Group's balance-sheet total

The balance-sheet total of the Commerzbank Group contracted by just under 3% to €487.5bn in the first six months of this year. Claims on banks and on customers were each reduced by more than €8bn, whereas the assets held for dealing purposes expanded by €7.7bn. On the funding side, interbank borrowing was almost €10bn higher, while customers' deposits fell by €8.6bn. Securitized liabilities shrank by a sizeable €22bn.

The Bank's equity contracted by 11.2% to €10.44bn; the main factor here, apart from the distribution of the consolidated profit in May, was the volatility of the new IAS 39 items. At mid-year, the revaluation reserve showed a minus of €640m, as against a plus of €189m at end-2001. The reserve from the measurement of cash flow hedges was €144m lower at -€541m, and the reserve from currency translation €123m lower at -€9m. At the same time, the portfolio of treasury shares, which is deducted directly from subscribed capital and the capital reserve, expanded somewhat and registered a minus of €83m.

Overall conditions remain difficult

In view of the further deterioration of the overall conditions in the second quarter, negative sentiment on German and international stock markets and rising insolvency figures in Germany, we failed to achieve our targets that were based on better premises. Against this background and given a strong increase in provisioning, we are not dissatisfied with the pre-tax profit of €178m achieved in the first half of the year. We are satisfied with the development of costs, as our austerity measures are taking a hold. We set about systematically reducing our costs at a very early point, namely in the second quarter of last year. The success is now becoming obvious. We managed to cut spending substantially not only in a year-on-year comparison, but also compared with the previous quarter.

Net interest income in the first half of the year was down 5.5%, to €1.73bn, compared with the same period in 2001. The second quarter was weaker than the first – not least on account of the sharp appreciation of the euro, which knocked just over €30m off our earnings. While the mortgage banks continue to register persistent pressure on their average margins, there was a further slight improvement in the margins in corporate business.

We earmarked €308m for provisioning purposes in the second quarter, which was €54m more than in the first three months. Given the continuing weakness of economic activity, we expect further insolvencies. Experience has shown that the wave of insolvencies does not peak until the early phase of the upswing; this year, therefore, no easing is in sight for risk provisioning. As a bank with nationwide operations in Germany, we will not remain unscathed by the general development, even despite our well-functioning risk management.

Commissions and trading profit hit by poor bourse sentiment

Net commission income reflected the situation in the financial markets; it was 7.2% lower than a year earlier at €1.13bn. Here too, the second quarter was slightly weaker than the first. All the same, thanks to considerable success with sales of our open-ended property fund Haus-Invest, we managed to contain the decline in commission income from securities business. We achieved increases in foreign commercial business and payments.

The net result on hedge accounting improved strongly in the second quarter to €51m. In the first three months, we registered a negative balance of €32m for this item.

In the first half of 2002, our trading profit sank by almost 31% to €417m in a year-on-year comparison. €313m of this amount was earned in the first quarter and €104m in the second. There was a sharp decline in the contribution from dealing in equities and other price risks, whereas we improved our result by just over a third in interest-rate risks. The result on dealing in foreign exchange and precious metals was practically 17% lower, but the previous year had been an especially successful one.

In the first half of the year, our net result on the investments and securities portfolio fell 15% short of its year-earlier level. While we earned €92m in the first three months, the second quarter produced a much lower figure of €60m. Up to now, we have not disposed of any major blocks of shares; write-downs on two equity participations had a negative impact in May.

Cost-cutting offensive makes an impact

Commerzbank Group


39,463
40,067
40,391
39,481
38,665
38,017
1,430
1,479
1,459
1,487
1,398
1,308
31.3.2001
30.6.2001
30.9.2001
31.12.2001
31.3.2002
30.6.2002
Staff
(end-quarter figures)
Operating expenses
in € m

Effects of austerity measures felt

While we cannot be satisfied with our earnings, which declined by €594m overall to €2.88bn, a look at the cost side reveals a different picture. The fall in operating expenses became even stronger during the second quarter; after almost €1.4bn in the first three months, they sank to €1.3bn. All in all, therefore, after six months they were 7% lower than last year and better than their budgeted level. We expect to be able to achieve our target of limiting operating expenses to €5.5bn at most in 2002.

Personnel expenses fell by 5.4% in a year-on-year comparison. We are registering good progress with staff reductions; these are being realized through mutual agreements to terminate contracts, recourse to early retirement and part-time work schemes for older staff, and also by making use of the natural turnover of personnel. All told, the Commerzbank Group's workforce has shrunk by 1,464 to 38,017 so far this year. At end-June, we were even employing 2,050 fewer people than in mid-2001. We were able to reduce other operating expenses by almost 14% to €925m. The sole increase related to depreciation on office furniture and equipment and real estate; following sizeable investment in recent years, it rose further, by 9.4%, to €315m.

Our other operating result per June 30 shows a minus of €5m, compared with -€37m a year earlier. Among other things, this item includes amortization of goodwill to the tune of €57m, which is required under IAS rules.

Pre-tax profit of €178m

The balance of all income and expense items yields a pre-tax profit of €178m for the first six months of this year, 69% less than in the first half of 2001. While we earned €153m in the first three months, the figure for the second quarter was only €25m. After taxes and the profits and losses attributable to minority interests have been deducted, a net profit of €74m remains for the first half of 2002, compared with €302m a year previously. This translates into earnings per share of €0.14 as against €0.56.

Uneven development

There were considerable differences between the contributions of the various business lines to the Group's results in the second quarter. Retail banking, which fared well in a difficult environment, deserves

a special mention. comdirect bank was no longer a burden, and the decline in expenses was greater than that in income. Compared with the first half of 2001, the result was €89m higher.

Our asset management is currently being reorganized. Its better performance in the second quarter shows that we have adopted the right course. However, this business line continues to be weighed down by the amortization of goodwill at subsidiaries, which means that its operating result is still negative. Thanks to its high level of profit contributions from business passed on, though, asset management achieved a return on equity of no less than 19.3% in the second quarter.

The corporate customers and institutions segment continues to be the most important pillar of earnings. Even though its net interest and commission income was slightly lower than in the first three months, expenses could be cut by more than 10%. In the second quarter, we achieved a return on equity of 9.3% with a cost/income ratio of 43.6%.

In the securities segment, we clearly missed our earnings targets for the first half of the year. While savings were realized on personnel expenses, the other operating costs at head office were higher, which meant that overall administrative expenses could be cut by only €6m in a year-on-year comparison to €457m.

The treasury department, where we achieved a return on equity of 33.3% in the second quarter, continues to give us cause for satisfaction. However, it was not quite possible to maintain the high level of the first three months.

The mortgage banks suffered as a result of the persistent pressure on margins and higher provisioning; all told, their earnings practically halved from the first quarter. This pushed their return on equity down to no more than 8.3% in the second quarter, compared with 20.2% in the first three months.

Overall, we achieved a completely unsatisfactory return on equity of 1.3% at Group level in the first half of 2002 with a cost/income ratio of 78.5%, which is too high.

€700m in tax-exempt income from Rheinhyp

The integration of Rheinhyp into the new Eurohypo AG will generate tax-exempt income of around €700m, probably in the third quarter. From this amount, possible commitments arising from guarantees for Rheinhyp's loan portfolio have already been deducted. It represents a substantial bolster for the rest of the year.

It will be very hard to realize the pre-tax operating profit of between €700m and €800m, which is our target for 2002 as a whole. However, only if our efforts are supported by a far more positive market environment, do we still consider it possible to achieve this goal.

Our highest priority is to return to a satisfactory level of profitability.

Frankfurt am Main, August 2002
The Board of Managing Directors



Notes to the income statement

(1) Net interest income

	1.1.-30.6.2002 € m	1.1.-30.6.2001 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	9,145	10,811	–15.4
Dividends from securities	60	48	25.0
Current result from investments, investments in associated companies and holdings in subsidiaries	141	96	46.9
Current income from leasing	149	176	–15.3
Interest received	*9,495*	*11,131*	*–14.7*
Interest paid for subordinated capital and other interest paid	7,638	9,146	–16.5
Current expenses from leasing	123	151	–18.5
Interest paid	*7,761*	*9,297*	*–16.5*
Total	**1,734**	**1,834**	**–5.5**

(2) Provision for possible loan losses

	1.1.-30.6.2002 € m	1.1.-30.6.2001 € m	Change in %
Allocations	–748	–631	18.5
Reversals of provisions	197	311	–36.7
Balance of direct write-downs and amounts received on written-down claims	–11	–9	22.2
Total	**–562**	**–329**	**70.8**

(3) Net commission income

	1.1.-30.6.2002 € m	1.1.-30.6.2001 € m	Change in %
Securities transactions	452	480	–5.8
Foreign commercial business and payment transactions	183	172	6.4
Guarantees	65	66	–1.5
Asset management	265	303	–12.5
Income from syndicated business	43	71	–39.4
Other net commission income	121	124	–2.4
Total	**1,129**	**1,216**	**–7.2**

Net commission income includes €148m (previous year: €88m) of commissions paid.

(4) Trading profit

	1.1.-30.6.2002 €m	1.1.-30.6.2001 €m	Change in %
Securities department	227	389	–41.6
Treasury department	127	126	0.8
Other	66	26	.
Net result on proprietary trading	**420**	**541**	**–22.4**
Net result on the measurement of derivative financial instruments	–3	61	.
Total	**417**	**602**	**–30.7**

(5) Net result on investments and securities portfolio

	1.1.-30.6.2002 €m	1.1.-30.6.2001 €m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	23	91	–74.7
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	129	88	46.6
Total	**152**	**179**	**–15.1**

(6) Other operating result

	1.1.-30.6.2002 €m	1.1.-30.6.2001 €m	Change in %
Other operating income	223	228	–2.2
Other operating expenses	171	214	–20.1
Amortization of goodwill	57	51	11.8
Total	**–5**	**–37**	**–86.5**

(7) Operating expenses

	1.1.-30.6.2002 €m	1.1.-30.6.2001 €m	Change in %
Personnel expenses	1,466	1,549	–5.4
Other expenses	925	1,072	–13.7
Current depreciation on fixed assets and other intangible assets	315	288	9.4
Total	**2,706**	**2,909**	**–7.0**

(8) Segment reporting

Segment reporting in line with the primary reporting segment of business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual lines of business and their assignment to corporate divisions can be found on pages 94-95 of our 2001 annual report.

The comparable figures for the year-ago period have been adjusted in accordance with the rules of IAS 39 to reflect the effects of the revaluation of financial assets and liabilities and have been published in our 2001 annual report.

1.1.–30.6.2002 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury	Mortgage banking	Others/ consolidation	Total
Net interest income	580	–7	996	24	143	303	–305	1,734
Provision for possible loan losses	–86	–	–433	–	–	–43	–	–562
Net interest income after provisioning	494	–7	563	24	143	260	–305	1,172
Net commission income	478	232	374	85	–22	–23	5	1,129
Net result on hedge accounting	–	1	–3	–	34	–13	–	19
Trading profit	1	–3	43	227	128	10	11	417
Net result on investments and securities portfolio	0	22	9	1	–6	51	75	152
Other operating result	5	–43	50	2	–1	7	–25	–5
Income, total	*978*	*202*	*1,036*	*339*	*276*	*292*	*–239*	*2,884*
Operating expenses	939	258	657	457	154	80	161	2,706
Profit from ordinary activities	**39**	**–56**	**379**	**–118**	**122**	**212**	**–400**	**178**
Taxes on income	16	–2	129	–42	44	73	–160	58
After-tax profit	**23**	**–54**	**250**	**–76**	**78**	**139**	**–240**	**120**
Profit/loss attributable to minority interests	–	–8	–9	–	–	–28	–1	–46
Consolidated profit	**23**	**–62**	**241**	**–76**	**78**	**111**	**–241**	**74**
Profit contribution from business passed on	4	102	30	22	19	0	–177	0
Result based on internal accounting	**27**	**40**	**271**	**–54**	**97**	**111**	**–418**	**74**
Average equity tied up	**1,452**	**511**	**5,213**	**1,068**	**497**	**1,520**	**1,013**	**11,274**
Return on equity[1] (%)	**3.7**	**15.7**	**10.4**	**–10.1**	**39.0**	**14.6**	**·**	**1.3**
Cost/income ratio (%)	**88.3**	**127.7**	**44.7**	**134.8**	**55.8**	**23.9**	**·**	**78.5**

1) annualized

1.1.–30.6.2001 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Treasury and foreign exchange	Mortgage banking	Others/ consolidation	Total
Net interest income	565	8	989	23	224	276	–251	1,834
Provision for possible loan losses	–62	0	–234	0	0	–30	–3	–329
Net interest income after provisioning	503	8	755	23	224	246	–254	1,505
Net commission income	483	281	367	122	–26	–16	5	1,216
Net result on hedge accounting	–1	0	–2	0	–2	18	0	13
Trading profit	–	8	80	389	157	4	–36	602
Net result on investments and securities portfolio	–	–14	53	0	–8	5	143	179
Other operating result	–4	–42	25	0	1	4	–21	–37
Income, total	*981*	*241*	*1,278*	*534*	*346*	*261*	*–163*	*3,478*
Operating expenses	1,031	296	735	463	114	74	196	2,909
Profit from ordinary activities	**–50**	**–55**	**543**	**71**	**232**	**187**	**–359**	**569**
Taxes on income	–21	–7	183	28	85	66	–122	212
After-tax profit	**–29**	**–48**	**360**	**43**	**147**	**121**	**–237**	**357**
Profit/loss attributable to minority interests	16	–10	–28	0	0	–33	0	–55
Consolidated profit	**–13**	**–58**	**332**	**43**	**147**	**88**	**–237**	**302**
Profit contribution from business passed on	3	84	4	22	29	0	–142	0
Result based on internal accounting	**–10**	**26**	**336**	**65**	**176**	**88**	**–379**	**302**
Average equity tied up	**1,413**	**446**	**5,902**	**1,277**	**770**	**1,220**	**612**	**11,640**
Return on equity[1] (%)	**–1.4**	**11.7**	**11.4**	**10.2**	**45.7**	**14.4**	**.**	**5.2**
Cost/income ratio (%)	**98.8**	**122.8**	**48.6**	**86.7**	**32.9**	**25.4**	**.**	**76.4**

1) annualized

(12) Provision for possible loan losses

Development of provisioning	2002 € m	2001 € m	Change in %
As of January 1	**5,946**	**5,658**	**5.1**
Allocations	748	631	18.5
Deductions	474	457	3.7
Utilized	277	146	89.7
Reversals	197	311	–36.7
Exchange-rate changes/transfers	2	7	–71.4
As of June 30	**6,222**	**5,839**	**6.6**

With direct write-downs and amounts received on written-down claims taken into account, the allocations and reversals reflected in the income statement have given rise to provision of €562m for lending risks (see Note 2).

Level of provisioning	30.6.2002 € m	31.12.2001 € m	Change in %
Individual value allowances	5,320	5,104	4.2
Country value allowances	139	134	3.7
General value allowances	429	410	4.6
Provisioning for balance-sheet items	**5,888**	**5,648**	**4.2**
Provisions in lending business	334	298	12.1
Total	**6,222**	**5,946**	**4.6**

(13) Assets held for dealing purposes

	30.6.2002 € m	31.12.2001 € m	Change in %
Bonds, notes and other fixed-income securities	43,068	40,419	6.6
Shares and other variable-yield securities	11,221	12,617	–11.1
Promissory notes held for trading purposes	188	669	–71.9
Positive fair values from derivative financial instruments	49,002	42,121	16.3
Total	**103,479**	**95,826**	**8.0**

(14) Investments and securities portfolio (available-for-sale financial assets)

	30.6.2002 €m	31.12.2001 €m	Change in %
Claims on banks and customers not originated by the Bank	20,672	18,852	9.7
Bonds, notes and other fixed-income securities	74,875	74,767	0.1
Shares and other variable-yield securities	3,698	4,351	–15.0
Investments	4,436	5,225	–15.1
Investments in associated companies	830	852	–2.6
Holdings in subsidiaries	342	408	–16.2
Total	**104,853**	**104,455**	**0.4**

(15) Intangible assets

	30.6.2002 €m	31.12.2001 €m	Change in %
Goodwill	1,336	1,380	–3.2
Other intangible assets	120	104	15.4
Total	**1,456**	**1,484**	**–1.9**

(16) Fixed assets

	30.6.2002 €m	31.12.2001 €m	Change in %
Land and buildings	658	739	–11.0
Office furniture and equipment	1,737	1,846	–5.9
Leased equipment	764	789	–3.2
Total	**3,159**	**3,374**	**–6.4**

(17) Other assets

	30.6.2002 €m	31.12.2001 €m	Change in %
Collection items	130	379	–65.7
Advance payments	356	722	–50.7
Sundry assets, including deferred items	1,663	1,895	–12.2
Total	**2,149**	**2,996**	**–28.3**

(24) Subordinated capital

	30.6.2002 € m	31.12.2001 € m	Change in %
Subordinated liabilities	7,769	8,011	–3.0
Profit-sharing rights outstanding	2,498	2,513	–0.6
Total	**10,267**	**10,524**	**–2.4**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	30.6.2002 € m	31.12.2001 € m	Change in %
Core capital	11,722	12,187	–3.8
Supplementary capital	8,596	8,245	4.3
Total liable capital	**20,318**	**20,432**	**–0.6**
Tier III capital	633	466	35.8
Eligible own funds	**20,951**	**20,898**	**0.3**

as of 30.6.2002	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	127,295	13,457	–	13,810	–	–	154,562
Traditional off-balance-sheet business	4,464	18,799	186	990	410	48	24,897
Derivatives business in investment portfolio	–	3,177	–	5,568	–	–	8,745
Risk-weighted assets, total	**131,759**	**35,433**	**186**	**20,368**	**410**	**48**	**188,204**
Risk-weighted market-risk position multiplied by 12.5							11,075
Total items to be risk-weighted							199,279
Liable capital							20,318
Eligible own funds							20,951
Core capital ratio (excluding market-risk position)							6.2
Core capital ratio (including market-risk position)							5.9
Own funds ratio (including market-risk position)							10.5

as of 31.12.2001	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	129,229	13,973	–	14,078	–	–	157,280
Traditional off-balance-sheet business	4,060	21,189	199	881	679	60	27,068
Derivatives business in investment portfolio	–	5,900	–	5,195	–	–	11,095
Risk-weighted assets, total	**133,289**	**41,062**	**199**	**20,154**	**679**	**60**	**195,443**

Risk-weighted market-risk position multiplied by 12.5	8,163
Total items to be risk-weighted	203,606
Liable capital	20,432
Eligible own funds	20,898
Core capital ratio (excluding market-risk position)	6.2
Core capital ratio (including market-risk position)	6.0
Own funds ratio (including market-risk position)	10.3

(26) Off-balance-sheet commitments

	30.6.2002 € m	31.12.2001 € m
Contingent liabilities	31,007	31,016
from rediscounted bills of exchange credited to borrowers	28	21
from guarantees and indemnity agreements	30,979	30,995
Irrevocable lending commitments	58,923	71,511
Other commitments	113	130

Provisioning for off-balance-sheet commitments has been reduced by the relevant items.

(27) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.6.2002	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	538,317	95,050	35,331	12,706	14,841
Interest-based forward transactions	1,540,628	917,406	716,944	33,047	33,407
Other forward transactions	70,191	90,057	5,614	6,710	4,967
Total	**2,149,136**	**1,102,513**	**757,889**	**52,463**	**53,215**
of which: traded on a stock exchange	*183,384*	*15,737*	*5,977*		

31.12.2001	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	535,603	105,837	31,858	9,150	8,999
Interest-based forward transactions	1,481,997	820,908	632,806	30,148	33,003
Other forward transactions	81,392	82,810	4,000	6,691	6,261
Total	**2,098,992**	**1,009,555**	**668,664**	**45,989**	**48,263**
of which: traded on a stock exchange	*206,386*	*10,602*	*3,158*		

(28) Market risk arising from trading activities

The market risk arising from trading activities in the Corporate and Investment Banking division shows the values-at-risk, broken down by business line (97.5% confidence interval, overnight), and thus the possible overnight losses. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2001 annual report, on pages 52ff.

Portfolio	30.6.2002 € m	31.12.2001 € m
Securities	9.6	8.3
Treasury and Financial Products	8.0	2.4
Corporate and Investment Banking division	15.0	9.3

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer
since May 1, 2002

Uwe Foullong

Dietrich-Kurt Frowein
until May 31, 2002

Dr. Gianfranco Gutty

Dr.-Ing. Otto Happel

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Klaus Müller-Gebel
since May 31, 2002

Mark Roach

Horst Sauer
until April 30, 2002

Dr. Erhard Schipporeit

Werner Schönfeld

Prof. Dr.-Ing. Ekkehard Schulz

Alfred Seum

Hermann Josef Strenger

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Jürgen Lemmer
until May 31, 2002

Andreas de Maizière

Klaus Müller-Gebel
until May 31, 2002

Michael Paravicini

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer

Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Telephone (+49 69) 136-2 23 38 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
757 branches in Germany

Group companies and major holdings

In Germany
ADIG Allgemeine Deutsche Investment-Gesellschaft mbH, Munich/Frankfurt am Main
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
CFM Commerz Finanz Management GmbH, Frankfurt am Main
comdirect bank AG, Quickborn
Commerz Asset Managers GmbH, Frankfurt am Main
Commerzbank Investment Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz NetBusiness AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
RHEINHYP Rheinische Hypothekenbank AG, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
AFINA Bufete de Socios Financieros, S.A., Madrid
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank Capital Markets (Eastern Europe) a.s., Prague
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank International (Ireland), Dublin
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Hispano Commerzbank (Gibraltar) Ltd., Gibraltar
Jupiter International Group plc, London
Montgomery Asset Management, LLC, San Francisco
P. T. Bank Finconesia, Jakarta
Banque Marocaine du Commerce Extérieur, S.A., Casablanca
Korea Exchange Bank, Seoul
Majan International Bank SAOC, Muscat
Unibanco – União de Bancos Brasileiros S.A., São Paulo

Foreign branches
Antwerp · Atlanta (agency) · Barcelona · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Bratislava · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb


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